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                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13G

                  Under the Securities and Exchange Act of 1934
                                (Amendment No. 2)*

                             New West Eyeworks, Inc.
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                                 (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
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                          (Title of Class of Securities)

                                   649156 10 6
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                                  (CUSIP Number)
















*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
                                   SCHEDULE 13G
CUSIP NO. 649156 10 6
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Barry Feld
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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       NUMBER OF         5    SOLE VOTING POWER

        SHARES                     233,847
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     BENEFICIALLY        6    SHARED VOTING POWER

       OWNED BY                    33,090
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         EACH            7    SOLE DISPOSITIVE POWER

      REPORTING                    233,847
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        PERSON           8    SHARED DISPOSITIVE POWER

         WITH                      33,090
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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     266,937
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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*[ ]
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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.4%
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12   TYPE OF REPORTING PERSON*

     IN
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
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CUSIP No. 649156 10 6

     This Amendment No. 2 to Schedule 13G is filed on behalf of Barry Feld ("Feld") to report certain changes in Feld's beneficial ownership of shares of common stock, $0.01 par value per share, of New West Eyeworks, Inc. ("Common Stock").

Item 1.

     (a) The name of the Issuer is New West Eyeworks, Inc., a Delaware corporation (the "Company").

     (b) The address of the Company's principal executive office is 2104 W. Southern Avenue, Tempe, Arizona 85282.

Item 2.

     (a)  The name of the person filing this Statement is Barry Feld ("Feld").

     (b)  Feld's business address is 2104 W. Southern Avenue, Tempe, Arizona
85282.

     (c)  Feld is a citizen of the United States of America.

     (d)  This Statement relates to Common Stock.

     (e)  The CUSIP Number of the Common Stock is 649156 10 6.

Item 3.

     Not Applicable.

Item 4.   Ownership

     (a)  Feld beneficially owns 266,937 shares of Common Stock.   Of these
shares, 300 are held by Feld as custodian for his children (Feld disclaims beneficial ownership of these shares); 200 are held jointly by Feld and his wife; 5,104 are held by a general partnership; 5,000 are warrants that are presently exercisable for shares of Common Stock (the "Warrants"); 11,786 are shares of Common Stock issuable upon the conversion of shares of Series A Preferred Stock, $1,000 par value per share, that are held by a general partnership (the "Conversion of the Preferred Stock"); 16,000 are options presently exercisable for shares of Common Stock that are held by Feld's wife (the "Options") (Feld disclaims beneficial ownership of these shares); and 30,000 are options presently exercisable for shares of Common Stock ("Feld's Options").

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CUSIP No. 649156 10 6

     (b) The Company has informed Feld that there were 4,870,436 shares of Common Stock outstanding as of February 11, 1998. Assuming the exercise of the Warrants, Feld's Options and the Options and the Conversion of the Preferred Stock, Feld would beneficially own 5.4% of the outstanding shares of Common Stock as of February 11, 1998.

     (c)  Number of shares as to which such person has:

          (i)  Feld has sole power to vote or direct the vote of 233,847 shares
of Common Stock.   Of these shares, 300 are held by Feld as custodian for his children (Feld disclaims beneficial ownership of these shares); 5,000 are the Warrants; and 30,000 are Feld's Options.

          (ii) Feld has shared power to vote or direct the vote of 33,090 shares of Common Stock. Of these shares, 200 are held jointly by Feld and his wife; 5,104 are held by a general partnership; 11,786 shares are issuable upon the Conversion of the Preferred Stock; and 16,000 are the Options (Feld disclaims beneficial ownership of these shares).

          (iii)Feld has sole power to dispose or direct the disposition of 233,847 shares of Common Stock. Of these shares, 300 are held by Feld as custodian for his children (Feld disclaims beneficial ownership of these shares); 5,000 are the Warrants; and 30,000 are Feld's Options.

          (iv) Feld has shared power to dispose or direct the disposition of 33,090 shares of Common Stock. Of these shares, 200 are held jointly by Feld and his wife; 5,104 are held by a general partnership; 11,786 shares are issuable upon the Conversion of the Preferred Stock; and 16,000 are the Options (Feld disclaims beneficial ownership of these shares).

Item 5.   Ownership of Five Percent or Less of a Class.

     Not Applicable.


Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

     Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

     Not Applicable.

Item 8.   Identification and Classification of Members of the Group.

     Not Applicable.
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CUSIP No. 649156 10 6

Item 9.   Notice of Dissolution of Group.

     Not Applicable.

Item 10.  Certification.

     Not Applicable.

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CUSIP No. 649156 10 6

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 13, 1998                            /s/ Barry Feld
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Date                                         Signature


                                             Barry Feld, President & CEO
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                                             Name/Title